

July 26, 2012

Via E-mail
Barry M. Brookstein
President
Compliance Systems Corporation
780 New York Avenue
Suite A
Huntington, NY 11743

> **Re:** **Compliance Systems Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 19, 2012**
> **File No. 000-54007**

Dear Mr. Brookstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that the reverse stock split may be necessary to complete your obligations pursuant to the Securities Exchange Agreement dated June 7, 2012. We note your disclosure that you do not have a sufficient number of authorized shares to issue all of the shares necessary to company with RDRD Percentage Ownership Requirement. Therefore, please revise your preliminary proxy statement to provide the disclosure required by Schedule 14A regarding the transaction, such as Items 11, 13 and 14. See Item 1 of Schedule 14C and Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this information statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director